

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

Mr. Daniel J. Lefaivre
Stantec Inc.
10160 112 Street
Edmonton, Alberta T5K 2L6
Canada

> **RE: Stantec Inc.**
> **Form 40-F for the fiscal year ended December 31, 2009**
> **Filed February 25, 2010**
> **File # 1-32562**

Dear Mr. Lefaivre:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief